UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated February 28, 2013, entitled “VIRYANET REPORTS FOURTH QUARTER AND YEAR-END 2012 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom

Title:	President and Chief Executive Officer

Date: February 28, 2013

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on February 28, 2013, entitled “VIRYANET REPORTS FOURTH QUARTER AND YEAR-END 2012 RESULTS”.

Exhibit 99.1

ViryaNet Reports Fourth Quarter and Year-End 2012 Results

Record Annual Net Income, Annual and Quarterly Revenues Up 11% Year-Over-Year

WESTBOROUGH, MA, February 28, 2013 - ViryaNet Limited (VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, announced financial results for the fourth quarter and year-end of 2012.

For the quarter ended December 31, 2012, ViryaNet reported total revenues of $2.9 million, an 11.6% increase compared to the same period in 2011. Licenses revenues increased by 58.6%, from $0.3 million in the fourth quarter of 2011 to $0.5 million in the fourth quarter of 2012. Maintenance and services revenues increased by 5.1%, to $2.4 million in the fourth quarter of 2012 compared to $2.3 million in the fourth quarter of 2011. Net income for the fourth quarter of 2012 was $369,000, or $0.09 basic and diluted earnings per share, compared to net income of $309,000, or $0.08 basic and diluted earnings per share, for the same period in 2011.

ViryaNet reported total revenues of $10.7 million for the fiscal year ended December 31, 2012, a 10.8% increase compared to 2011. ViryaNet reported a record net income of $911,000, or $0.23 basic and $0.21 diluted earnings per share, for 2012, compared to net loss of $219,000, or $0.06 basic and diluted loss per share, for 2011.

ViryaNet’s short and long-term bank debt balance was reduced during 2012, from $1.6 million on December 31, 2011 to $1.3 million on December 31, 2012. Cash and cash equivalents were $0.3 million on December 31, 2012, compared to $0.1 million on December 31, 2011. The Days Sales Outstanding (DSO) for ViryaNet in the fourth quarter of 2012 was 21 days.

The financial results for the fourth quarter and full year 2012 are disclosed in the attached tables.

“The fourth quarter was a strong quarter financially, a culmination of our strategy of focusing on an exceptional user experience and measurable business value for customers. The quarter was also productive in terms of building for the future,” said Memy Ish-Shalom, President and CEO, ViryaNet. “The robustness of our products and services and the capabilities of our partners continue to strengthen our position and will allow us to sustain our growth over the long term. This momentum was well reflected in the fourth quarter, in which we were awarded the business of 5 new customers in North America, EMEA and South America through our partners and direct sales.”

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website, follow us on twitter, or call us: 800-661-7096.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on May 14, 2012, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

Dolores.Fallon@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	December 31, 2012
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$104	$335
Restricted cash deposits	140	164
Trade receivables	878	682
Other accounts receivable and prepaid expenses	271	216

Total current assets	1,393	1,397

NON-CURRENT ASSETS:
Severance pay fund	1,001	1,044
Long-term receivable	183	125
Other	25	38

Total non-current assets	1,209	1,207

PROPERTY AND EQUIPMENT, net	93	70

GOODWILL	6,516	6,516

Total assets	$9,211	$9,190

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	December 31, 2012
	Audited	Unaudited
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$115	$160
Current maturities of long-term bank loans	498	646
Trade payables	717	360
Deferred revenues	2,587	2,809
Convertible debt	—	352
Other accounts payable and accrued expenses	2,004	1,388

Total current liabilities	5,921	5,715

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,001	497
Convertible debt	502	—
Long-term deferred revenues	—	232
Long-term deferred rent payable	82	70
Accrued severance pay	1,435	1,374

Total long-term liabilities	3,020	2,173

SHAREHOLDERS’ EQUITY:
Share capital	4,655	4,817
Additional paid-in capital	116,338	116,297
Accumulated deficit	(120,723)	(119,812)

Total shareholders’ equity	270	1,302

Total liabilities and shareholders’ equity	$9,211	$9,190

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31		Twelve months ended December 31
	2011	2012	2011	2012
	Unaudited	Unaudited	Audited	Unaudited
Revenues:
Software licenses	$319	$506	$1,549	$1,154
Maintenance and services	2,309	2,427	8,122	9,559

Total revenues	2,628	2,933	9,671	10,713

Cost of revenues:
Software licenses	19	56	56	122
Maintenance and services	872	1,058	3,513	4,101

Total cost of revenues	891	1,114	3,569	4,223

Gross profit	1,737	1,819	6,102	6,490

Operating expenses:
Research and development	306	244	1,614	1.100
Selling and marketing	761	629	2,847	2,650
General and administrative	478	472	1,708	1,606

Total operating expenses	1,545	1,345	6,169	5,356

Income (loss) from operations	192	474	(67)	1,134

Financial income (expenses), net	(38)	(97)	(129)	(196)

Income (loss) from continuing operations before taxes	154	377	(196)	938
Taxes on income	—	8	9	27

Income (loss) from continuing operations	$154	$369	$(205)	$911

Net income (loss) from discontinued operations	155	—	(14)	—

Net income (loss)	$309	$369	$(219)	$911

Basic income (loss) per share
Continuing operations	$0.04	$0.09	$(0.06)	$0.23
Discontinued operations	0.04	—	0.00	—

Net income (loss)	$0.08	$0.09	$(0.06)	$0.23

Diluted income (loss) per share
Continuing operations	$0.04	$0.09	$(0.06)	$0.21
Discontinued operations	0.04	—	0.00	—

Net income (loss)	$0.08	$0.09	$(0.06)	$0.21

Weighted average number of shares used in computation of basic income (loss) per share	3,738,898	3,899,611	3,671,547	3,896,018

Weighted average number of shares used in computation of diluted income (loss) per share	4,128,584	4,314,593	3,671,547	4,279,961